SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PEPSICO PUERTO RICO 1165(e) PLAN

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the PepsiCo Puerto Rico 1165(e) Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2004 and 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

New York, New York

May 26, 2005

PEPSICO PUERTO RICO 1165(e) PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2004 and 2003

(dollars in thousands)

	2004	2003
Assets
Investments, at fair value:
Plan interest in the PepsiCo Master Trust	$1,646	$1,216
Participant loans	45	27

Net Assets Available for Benefits	$1,691	$1,243

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(e) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

(dollars in thousands)

Additions to Net Assets
Investment income from the PepsiCo Master Trust:
Net appreciation in fair value of investments	$ 80
Interest and dividends	11
Interest from participant loans	1

Net investment income	92
Participant contributions	427

Total additions to net assets	519

Deductions in Net Assets
Distributions to participants	70
Administrative expenses	1

Total deductions from net assets	71

Net increase in net assets	448
Net assets available for benefits at beginning of year	1,243

Net assets available for benefits at end of year	$1,691

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(e) PLAN

     Notes to Financial Statements

December 31, 2004 and 2003

Note 1 — Description of Plan

The following brief description of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

PepsiCo Puerto Rico, Inc., a subsidiary of PepsiCo, Inc. (the Company), adopted the Plan in 2001. The Plan provides a program under which eligible employees may accumulate funds on a pre-tax basis for long-term retirement savings. The Plan covers all employees who are residents of Puerto Rico, except certain employees covered under a collective bargaining agreement and other specifically excluded employees as defined in the Plan. All eligible employees can participate in the Plan on their first day of service. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

The Company maintains sponsorship of the Plan and has appointed the Senior Vice President and Treasurer as the Executive Pension Officer. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. The PepsiCo Administration Committee has appointed Banco Santander Puerto Rico, Inc. as the trustee and Fidelity Institutional Retirement Services Company as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets and has appointed, as agent and custodian of the Plan’s assets, Fidelity Management Trust Company.

Contributions

Each year, participants are allowed to contribute up to 10 percent of their earnings, in whole percentage increments. Under the Puerto Rico Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2004 was $8,000. However, the Puerto Rico Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Alliance Capital Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000.

In 2004 and 2003, the Plan did not allow for employer matching contributions.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Investment Options

AIM Mid-Cap Core Stock Fund

This fund invests in stock of U.S. companies with market value between $300 million and $5 billion that is potentially undervalued or has strong growth prospects. The fund seeks long-term growth greater than the market average with lower volatility.

Alliance Capital Security Plus Fund

This fund consists of investments in insurance companies (guaranteed investment contracts with insurance companies), cash equivalents, U.S. Treasury bonds, corporate bonds, mortgage-backed securities and other fixed income investments. The guaranteed investment contracts preserve the value of the fund’s investments and are issued by highly rated banks, insurance companies and other financial institutions. The fund maintains an average credit rating from Standard & Poors or Moody’s of AA or better. The insurance contracts are stated at contract value (representing contributions made, plus earnings, less withdrawals and administrative expenses) which approximates fair value. There are no reserves against contract value for credit risk of the contract issuer. The yield for the total of all contracts averaged 4.86% for the year ended December 31, 2004 and 5.16% for the year ended December 31, 2003. The yields are based on returns agreed upon with the issuers.

Dodge & Cox Fixed Income Fund

This fund invests in high quality bonds and other fixed income securities, which include U.S. government obligations, corporate bonds, mortgage and asset-backed securities, and collateralized mortgage obligations. The fund seeks to provide fixed income and preservation of capital.

Fidelity Asset Allocation Funds

There are five Fidelity Freedom Funds that are actively managed based on a participant’s anticipated retirement date. Each fund invests in a combination of underlying Fidelity stock, bond and money market funds.

•	Fidelity Freedom Income Fund,

•	Fidelity Freedom 2010,

•	Fidelity Freedom 2020,

•	Fidelity Freedom 2030, and

•	Fidelity Freedom 2040.

The Fidelity Freedom Income Fund is designed for participants who are close to retirement or retired and seeks to provide fixed income and preservation of capital. The Fidelity Freedom 2010, 2020, 2030 and 2040 funds’ asset allocation becomes more conservative as the target retirement date approaches.

Fidelity BrokerageLink

Fidelity BrokerageLink allows a participant to open a Fidelity brokerage account. Through this account, participants have access to global capital markets, such as publicly-traded stocks, corporate debt obligations, U.S. government agency bonds, U.S. Treasury bills, foreign debt securities, mortgage securities, certificates of deposit, commingled trust funds, partnership investments and mutual funds. A monthly investment service fee is charged to the account. This investment allows participants to directly

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

manage their investments.

Fidelity Diversified International Index Fund

This fund invests at least 65% of total assets in foreign equity securities. This fund carries a short-term trading fee, which discourages short-term buying and selling and seeks long-term capital appreciation.

PepsiCo Common Stock Fund

This fund pools participants’ contributions to buy shares of PepsiCo common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. The quarterly dividends are used to purchase additional shares of PepsiCo common stock or, if elected, are paid to the participants.

Royce Low-Priced Stock Fund

This fund invests primarily in stock of U.S. companies with a share price at or below $20. The fund seeks capital appreciation over a three-year horizon.

Vanguard Large Cap Equity Index Fund

This fund invests in stocks of companies included in the S&P 500 Index representing the performance of U.S. companies each with market value of approximately $25 billion. The fund also holds short-term investments to provide liquidity and seeks to achieve a total return similar to the S&P 500 Index.

Vanguard Total Stock Market Index Fund

This fund invests in stocks of companies included in the Wilshire 5000 Index representing the performance of small, medium and large companies across all U.S. industries. The fund seeks to approximate the composition and total return of the Wilshire 5000 Index.

Participant Accounts

Each participant account is credited with participant contributions and an allocation of fund earnings or losses. As noted, certain participant accounts are charged with short-term trading and/or monthly investment service fees.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are not allowed to have more than one loan outstanding. The loans are funded from the participant’s account, reducing the account balance by the loan amount. Loan terms range from one year to five years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 25 loans outstanding at December 31, 2004 with an average interest rate of 3.2% and

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

with maturities through 2009.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 ½. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant or the participant’s family member, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into another qualified plan. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. Distributions are in the form of a lump sum, except for distributions to disabled or retired participants, which may be made in installments for up to 10 years.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Puerto Rico Internal Revenue Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Tabular dollars are in thousands.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust) which holds investments in the funds described in Note 1.

With the exception of the Alliance Capital Security Plus Fund, cash and cash equivalents and loan funds, the investment in each fund is valued in units by the fund manager based on quoted market values of net assets held by the fund. Investment contracts in the Alliance Capital Security Plus Fund are valued in units and stated at contract value, which approximates fair value. Short-term investments in the Alliance Capital

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Security Plus Fund and cash and cash equivalents are recorded at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2004 and 2003, there were no such differences.

Note 3 — Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an undivided interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was less than 1% at December 31, 2004 and 2003.

PepsiCo Master Trust

	December 31, 2004	December 31, 2003
Investments, at fair value:
Cash and cash equivalents	$ 27,685	$ 32,430
PepsiCo common and preferred stock	1,068,527	1,102,409
Common and preferred stock	59,448	57,080
Mutual funds	625,278	768,354
Government securities	520	29,542
Corporate bonds	176	170,886
Investments in insurance companies	369,537	—
Commingled trust funds (indexed funds)	485,702	103,098
Partnership investments	79	—
Mortgages	—	122,440

	$2,636,952	$2,386,239

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Year ended December 31, 2004
Investment income:
Net appreciation (depreciation) in fair value of investments:
PepsiCo common and preferred stock	$126,806
Common and preferred stock	1,530
Mutual funds	39,005
Government securities	9
Corporate bonds	(2)
Investments in insurance companies	17,441
Commingled trust funds (indexed funds)	43,569
Partnership investments	29

228,387
Interest and dividends	38,628

Net investment income	$267,015

Note 4 — Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

Note 5 — Risks and Uncertainties

The Plan provides for investment options in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements.

Note 6 — Tax Status

The Plan’s latest determination letter, in which the Bureau of Income Tax of the Department of Treasury of the Commonwealth of Puerto Rico stated that the Plan was in compliance, is dated April 8, 2003. The PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code 1165(e).

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 7 — Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the agent of the trustee. Additionally, the PepsiCo Master Trust holds an investment in shares of the Company’s common stock in the PepsiCo Common Stock Fund. The Plan had 617 shares of the Company’s common stock valued at $32,186 at December 31, 2004 and 401 shares of the Company’s common stock valued at $18,690 at December 31, 2003 in the PepsiCo Master Trust. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

PEPSICO PUERTO RICO 1165(e) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2004

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Participant Loans*	Participant loan fund (25 loans with an average rate of interest of 3.2%)	$—	$45

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2005	PEPSICO PUERTO RICO 1165(e) PLAN

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III, Senior Vice President and Treasurer & Executive Pension Officer

PEPSICO PUERTO RICO 1165(e) PLAN

December 31, 2004 and 2003

Index to Exhibit

EXHIBIT NUMBER

23.1	KPMG Consent of Independent Registered Public Accounting Firm